FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

                              HSBC BANK MALTA PLC
                          INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta plc is required to publish the following Interim Directors' Statement covering the period from 1 January 2007 to the date of the Statement under Listing Rule 9.51 of the Malta Financial Services Authority.

HSBC Bank Malta plc has made solid progress to date in 2007. The bank continues to explore growth opportunities across all customer segments.

Profit before tax, net interest income and non-interest income show good improvement over the same period^ in 2006. Net interest income includes interest recognised on a sizeable exposure previously categorised as non-performing.

Against a background of strong income flows, the bank has succeeded in keeping operating expenses under tight control. A number of customer focused initiatives have been started to reduce operational costs and improve customer service delivery.

Overall, credit quality remains sound. Growth in loans and advances during 2007 has been largely mortgage-related. Balance sheet growth has been driven by increased customer deposits and the issue of a subordinated bond.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta plc, commented: "We have had a good start to 2007 with our results up strongly compared to the same period last year. The Bank continues to deliver on our strategy of building sustainable growth by focusing on our main customer groups
- putting customers at the centre of everything we do - and by using technology to increase our business efficiencies and to reduce our costs.

"During this period we have rolled out a branch refurbishment programme. We have also invested in a number of major projects and initiatives to enhance our automated banking channels and processes. The improvement in customer experience and sales, and in the bank's processing efficiency has resulted in a significantly improved cost:income ratio compared to the same period in 2006.

"We are confident that we can continue to grow our business successfully and in a sustainable manner through 2007."

Notes to editors:

^ This statement is based on the unaudited management accounts of HSBC Bank
  Malta plc up to 30 April 2007 and other financial information.

HSBC Holdings plc
HSBC Bank Malta plc is a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc. Headquartered in London, the Group serves over 125 million customers worldwide through some 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18 May, 2007